Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

January 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Lilyanna Peyser

Re:	Galaxy Payroll Group Ltd

Registration Statement on Form F-1

Filed December 28, 2022

File No. 333-269043

Dear Mr. Fetterolf and Ms. Peyser,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated January 11, 2023 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company” or “Galaxy”) with respect to the Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Registration Statement on Form F-1 filed December 28, 2022

Cover Page

1.	We note your disclosure on the resale prospectus cover page that “[t]he closing of this offering is conditioned upon Nasdaq’s final approval of our listing application.” Please revise your public offering prospectus cover page to also clarify whether the public offering, in addition to the resale offering, is conditioned on Nasdaq’s approval of your listing.

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly on the cover page of the public offering prospectus of the Amendment No.1 to the Registration Statement on Form F-1 (“F-1/A”).

Exhibit Index, page II-5

2.	We note your response to comment 3 that “Paragraphs 3.3 and 3.4 of the exhibit 5.1 referred to the section entitled “Enforceability of Civil Liabilities” and the section entitled “Taxation”,” but we note that counsel does not consent to the inclusion of its name in such sections of the registration statement. Please revise paragraph 5.1 of exhibit 5.1, which appears to be limited to use of counsel’s name under the caption “Legal Matters.” Please refer to Section IV Staff Legal Bulletin No. 19, Section 7 of the Securities Act and Rule 436 of the Securities Act.

Response: In response to the Staff’s comment, the BVI counsel of the Company has updated paragraph 5.1 of exhibit 5.1 to the F-1/A by inserting the references of “Taxation” and “Enforceability of Civil Liabilities”.

General

3.	We note your disclosure on the public offering prospectus cover page that “[t]he Selling Shareholder will sell its Ordinary Shares at a fixed price equal to the initial public offering price in this offering,” but your disclosure in the Selling Shareholder Plan of Distribution section states that “sales may be at fixed or negotiated prices.” Please revise to reconcile such disclosure and clarify the pricing on your resale prospectus cover page. Please revise as appropriate to also clarify whether such resale offering will be concurrent with your public offering and whether the selling shareholder plans to sell its shares prior to or after the closing of the public offering, as we note your risk factor disclosure on page 38 indicates that the selling shareholder may resell their shares in the public market during your public offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly on pages 38, ALT-2, ALT-3 and the cover page of the resale prospectus and the public offering prospectus of the F-1/A to clarify that the Selling Shareholder will not sell its Ordinary Shares concurrently with the initial public offering and the shares will be sold at prevailing market prices or in privately negotiated prices from time to time after the closing of the initial public offering.

4.	We note your disclosure on page 14 that “[w]e, our directors and executive officers, shareholders of 5% or more of our ordinary shares have agreed with the underwriter not to sell, transfer or dispose of any Ordinary Shares or similar securities for a period of [] days after the date of this prospectus, subject to certain exceptions.” We also note that it appears that your selling shareholder, Lucky Partner Enterprises Limited, would be subject to such lock-up provision, as your disclosure on page 125 states that such selling shareholder beneficially owns 6% of your shares prior to this offering. Please revise to reconcile such disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 136 and 148 of the F-1/A accordingly to the effect that the selling shareholder is an exception to the lockup arrangement.

5.	We note your disclosure on page 125 that includes the selling shareholder in your public offering prospectus, as well as your disclosure on page 148 that the underwriter contemplates purchasing a certain number of shares from the selling shareholder. However, your disclosure on page Alt-1 indicates that the selling shareholder plans to offer all 960,000 of its ordinary shares pursuant to the resale prospectus, which does not appear to be an underwritten offering. Please revise throughout the registration statement as appropriate to clarify whether the selling shareholder plans to participate in the underwritten offering. Also clarify which prospectus you are referring to in your Disclosure on page Alt-2 of the resale prospectus where you refer to “this prospectus and the Resale Prospectus”.

Response: In response to the comment, the Company has revised the disclosure accordingly on cover page, explanatory note, and page 147 of the F-1/A to clarify that the underwriter will not undertake the reselling of Ordinary Shares by the Selling Shareholder, nor does the selling shareholder plan to participate in the underwritten offering. In addition, the Company also revised the disclosure on page ALT-2 to clarify that only the Resale Prospectus is referred.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.

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